                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13d-2 (a)

                              (Amendment No.3)/1/
                         ____________________________


                      ECHOSTAR COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                28-762-109
--------------------------------------------------------------------------------
                                (CUSIP Number)


                            Arthur M. Siskind, Esq.
                         The News Corporation Limited
                         c/o News America Incorporated
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212)852-7000
--------------------------------------------------------------------------------
                                with copies to:

                             Stephen H. Kay, Esq.
                 Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                               551 Fifth Avenue
                           New York, New York 10176
                                (212) 661-6500

(Name, address and telephone number of person authorized to receive notices and communications)

                               September 6, 2000
                               -----------------
            (Date of event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 (b) for other parties to whom copies are to be sent.

____________________

 /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                              Page 1 of 18 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      The News Corporation Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Australia, Australia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            26,021,168

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             26,021,168

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      26,021,168

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.1%/1/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

_________________

/1/ Based on 234,358,053 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of EchoStar Communications Corporation ("EchoStar") outstanding as of July 24, 2000 as reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended June 30, 2000 (the "Form 10-Q"). Considering the 26,021,168 shares of Class A Common Stock held by News America Incorporated ("NAI"), together with the 8,203,760 shares of Class A Common Stock held by MCI Telecommunications Corporation ("MCI"), the percentage of the Class A Common Stock that the Reporting Persons (as defined herein) may be deemed to have beneficial ownership would be approximately 11.1%. As reported in the Form 10-Q, there were outstanding 238,435,208 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 5.5%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately 1.0% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

                              Page 2 of 18 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS/S.S. OR
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      News America Incorporated/13-3249610
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            26,021,168

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             26,021,168

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      26,021,168

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.1%/1/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

_________________

/1/ Based on 234,358,053 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of EchoStar Communications Corporation ("EchoStar") outstanding as of July 24, 2000 as reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended June 30, 2000 (the "Form 10-Q"). Considering the 26,021,168 shares of Class A Common Stock held by News America Incorporated ("NAI"), together with the 8,203,760 shares of Class A Common Stock held by MCI Telecommunications Corporation ("MCI"), the percentage of the Class A Common Stock that the Reporting Persons (as defined herein) may be deemed to have beneficial ownership would be approximately 11.1%. As reported in the Form 10-Q, there were outstanding 238,435,208 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 5.5%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately 1.0% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock) .

                              Page 3 of 18 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS/S.S. OR
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      K. Rupert Murdoch
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            26,021,168

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             26,021,168

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      26,021,168

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.1%/1/
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

_________________

/1/ Based on 234,358,053 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of EchoStar Communications Corporation ("EchoStar") outstanding as of July 24, 2000 as reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended June 30, 2000 (the "Form 10-Q"). Considering the 26,021,168 shares of Class A Common Stock held by News America Incorporated ("NAI"), together with the 8,203,760 shares of Class A Common Stock held by MCI Telecommunications Corporation ("MCI"), the percentage of the Class A Common Stock that the Reporting Persons (as defined herein) may be deemed to have beneficial ownership would be approximately 11.1%. As reported in the Form 10-Q, there were outstanding 238,435,208 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of EchoStar. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 5.5%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately 1.0% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).

                              Page 4 of 18 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No.3)

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                      ECHOSTAR COMMUNICATIONS CORPORATION


                            Introductory Statement
                            ----------------------

     This Amendment No. 3 (this "Amendment") to the Statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of EchoStar Communications Corporation, a Nevada corporation ("EchoStar"). This Amendment amends and supplements (i) the Statement originally filed with the Securities and Exchange Commission (the "SEC") by the "Reporting Persons" (as defined herein) on December 10, 1998, (ii) Amendment No.1 to the Statement ("Amendment No. 1") filed by the Reporting Persons on July 1, 1999, and (iii) Amendment No. 2 to the Statement ("Amendment No. 2") filed by Reporting Persons on December 10, 1999.

     On June 24, 1999, The News Corporation Limited ("News Corporation"), MCI Telecommunications Corporation ("MCI"), American Sky Broadcasting, LLC ("ASkyB") and EchoStar consummated the transactions previously described in the Statement. On such date, pursuant to (i) the Purchase Agreement, dated as of November 30, 1998, among ASkyB, News Corp, MCI and EchoStar (the "Purchase Agreement") and
(ii) the letter agreement, dated November 30, 1998, among Charles W. Ergen, EchoStar, ASkyB, News Corporation and MCI (the "Letter Agreement" and collectively with the Purchase Agreement, the "Acquisition Agreements"), News America Incorporated ("NAI"), a wholly-owned subsidiary of News Corporation, acquired an aggregate of 6,891,096 shares of EchoStar's Class A

                              Page 5 of 18 Pages

Common Stock (27,564,384 shares of Class A Common Stock after subsequent stock splits, made effective on July 1, 1999 and October 18, 1999).

     On December 8, 1999, pursuant to an Underwriting Agreement, dated December 2, 1999, between EchoStar, NAI, MCI Worldcom Network Services, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, Allen & Company Incorporated, Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting severally on behalf of themselves and the several underwriters named therein (the "Underwriters") (the "Underwriting Agreement"), the Reporting Persons sold 11,053,800 shares of Class A Common Stock at $71 per share, less an underwriter's commission of $1.9525 per share and offering expenses of $222,658.48, yielding aggregate net proceeds of $763,014,597.10. In conjunction with the closing, NAI paid approximately $54,311,000 to EchoStar for amounts due under the Satellite Contracts (as defined in the Purchase Agreement).

     On September 6, 2000, The Reporting Persons sold 7,000,000 shares of Class A Common Stock at $49.00 per share in the open market.

     The descriptions of, and references to, the Acquisition Agreements, the Underwriting Agreement and other agreements and documents filed as Exhibits to this Statement are qualified in their entirety by reference to the complete texts of such agreements and documents.

Item 4.  Purpose of Transaction.
         ----------------------
     Item 4 is hereby amended and restated to read in its entirety as follows:

     EchoStar, News Corporation, ASkyB and MCI entered into the Purchase Agreement with respect to the acquisition of 30,000,000 shares of Class A Common Stock, subject to adjustment./1/ Pursuant to the Purchase Agreement, NAI acquired 6,891,096 shares of Class A Common Stock (27,564,384 shares of Class A Common Stock after subsequent stock splits, made effective on

____________________

/1/ The amount Class A Common Stock actually issued was reduced to 8,603,116 shares pursuant to Section 2(a)(ii) of the Purchase Agreement.

                              Page 6 of 18 Pages

July 1, 1999 and October 18, 1999) (the "ASkyB Shares")/1/, and MCI acquired 1,712,020 shares of Class A Common Stock (6,848,080 shares of Class A Common Stock after subsequent stock splits, made effective on July 1, 1999 and October 18, 1999) (the "MCI Shares," and together with the ASkyB Shares, the "Shares"). On December 8, 1999, pursuant to the Underwriting Agreement, the Reporting Persons sold 11,053,800 shares of Class A Common Stock at $71 per share, less an underwriter's commission of $1.9525 per share and offering expenses of $222,658.48, yielding aggregate net proceeds of $763,014,597.10. In conjunction with the closing, NAI paid approximately $54,311,000 to EchoStar for amounts due under the Satellite Contracts (as defined in the Purchase Agreement).

     On September 6, 2000, The Reporting Persons sold 7,000,000 shares of Class A Common Stock at $49.00 per share in the open market.

     The Reporting Persons acquired beneficial ownership of the securities for the purpose of investment. Subject to the Acquisition Agreements and the other agreements referenced in Item 6, the Reporting Persons intend to continuously review their investment in EchoStar, and may in the future determine to (i) acquire additional securities of EchoStar, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of EchoStar owned by them or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4 or (iv) otherwise change their investment intent. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of

_____________________

/2/ Pursuant to Section 2(a)(i)(A) of the Purchase Agreement, ASkyB designated NAI to acquire the ASkyB Shares.

                              Page 7 of 18 Pages
action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, EchoStar's financial condition, business, operations and prospects, other developments concerning EchoStar and the satellite business generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of EchoStar. See Item 6.

     The resale of the Shares has been registered pursuant to a Registration Statement on Form S-3, which was declared effective by the SEC on October 29, 1999.

     Other than as described herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of EchoStar or the disposition of securities of EchoStar; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving EchoStar or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of EchoStar or any of its subsidiaries; (d) any change in the Board of Directors or management of EchoStar, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of EchoStar; (e) any material change in the present capitalization or dividend policy of EchoStar; (f) any other material change in EchoStar's business or corporate structure; (g) changes in EchoStar's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of EchoStar by any person; (h) a class of securities of EchoStar being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of EchoStar becoming eligible for termination of

                              Page 8 of 18 Pages
registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------
     Item 5 is hereby amended and restated to read in its entirety as follows:

     On June 24, 1999, by virtue of the consummation of the transactions contemplated by the Purchase Agreement, NAI became the direct beneficial owner of 6,891,096 shares of Class A Common Stock (27,564,384 shares of Class A Common Stock after subsequent stock splits, made effective on July 1, 1999 and October 18, 1999). On December 8, 1999, pursuant to the Underwriting Agreement, NAI sold 11,053,800 shares of the Class A Common Stock at $71 per share. After such sale, NAI was the direct beneficial owner of 16,510,584 shares of Class A Common Stock (33,021,168 Share of Class A Common Stock after a subsequent stock split, made effective on March 22, 2000). On September 6, 2000, NAI sold 7,000,000 shares Class A Common Stock at $49.00 per share in the open market. After such sale, NAI was the direct benefical owner of 26,021,168 shares of Class A Common Stock. Each of News Corporation and K. Rupert Murdoch may be deemed to be indirect beneficial owners of such shares. Based upon the number of shares of Class A Common Stock and Class B Common Stock reflected as outstanding as of July 24, 2000 in EchoStar's Quarterly Report on Form 10-Q for the period ended June 30, 2000 (the "Form 10-Q"), the shares of EchoStar's securities beneficially owned by the Reporting Persons represent approximately 11.1% of the Class A Common Stock (approximately 5.5% assuming the conversion of the Class B Common Stock into Class A Common Stock) and approximately 1.0% of the combined voting power of the Class A Common Stock and the Class B Common Stock. The holders of Class A Common Stock are entitled to one

                              Page 9 of 18 Pages
vote for each share of Class A Common Stock held, and the holders of Class B Common Stock are entitled to ten votes for each share of the Class B Common Stock held.

     To the Reporting Persons' knowledge, MCI is the direct beneficial owner of 4,101,880 shares of Class A Common Stock (8,203,760 shares of Class A Common Stock after a subsequent stock split, made effective March 22, 2000). Based upon the number of shares of Class A Common Stock and Class B Common Stock reflected as outstanding as of July 24, 2000 in the Form 10-Q, the shares of EchoStar's securities beneficially owned by MCI represent approximately 3.5% of the Class A Common Stock (approximately 1.7% assuming the conversion of the Class B Common Stock into Class A Common Stock) and approximately 0.3% of the combined voting power of the Class A Common Stock and the Class B Common Stock.

     Subject to the Letter Agreement, the Reporting Persons have the sole power to vote the ASkyB Shares. See Item 6.

     Except as described above, no transactions were effected by the Reporting Persons in the Class A Common Stock during the 60 days preceding the date hereof.

                              Page 10 of 18 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: September 14, 2000

                                        THE NEWS CORPORATION LIMITED



                                        By: /s/ Arthur M. Siskind
                                           ------------------------------
                                           Name: Arthur M. Siskind
                                           Title: Director

                              Page 11 of 18 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date:  September 14, 2000

                                     NEWS AMERICA INCORPORATED


                                     By: /s/ Arthur M. Siskind
                                        ---------------------------------------
                                        Name: Arthur M. Siskind
                                        Title: Senior Executive Vice President

                              Page 12 of 18 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: September 14, 2000



                                                  *
                                        ---------------------
                                        K. Rupert Murdoch




* By: /s/ Arthur M. Siskind
      -------------------------
      Arthur M. Siskind
      Attorney-in-Fact

                              Page 13 of 18 Pages

Schedule 1 is hereby amended and restated to read in its entirety as follows:

                                                                      Schedule 1
                                                                      ----------

 Directors, Executive Officers and Controlling Persons of the Reporting Persons

                                                                               Principal Business
                                                                                       or
                                                                                Organization in
                                                                                   Which Such
                                  Principal Occupation and Business              Employment is
                                  ---------------------------------
Name                                          Address                              Conducted
----                                          -------                              ---------
K. Rupert Murdoch           Chairman and Chief Executive of News             News Corporation
                            Corporation; Director of News Publishing
                            Australia Limited ("NPAL"); Director of
                            News International, plc; Director of News
                            Limited; Director of News America
                            Incorporated ("NAI"); Director and
                            Chairman of Sky Global Networks, Inc.
                            ("SGN"); Director of Satellite Television
                            Asian Region Limited ("STAR TV");
                            Director and Chairman of British Sky
                            Broadcasting Group plc ("BSkyB");
                            Director, Chairman and Chief Executive
                            Officer of Fox Entertainment Group, Inc.
                            ("FEG"); Director of Fox Family
                            Worldwide, Inc. ("FFW"); Director of
                            Philip Morris Companies Inc. ("Phillip
                            Morris")
                            1211 Avenue of the Americas
                            New York, New York 10036

Geoffrey C. Bible           Non Executive Director of News                     Philip Morris
                            Corporation; Chairman and Chief
                            Executive Officer of Philip Morris; Director
                            of New York Stock Exchange, Inc.
                            120 Park Avenue
                            New York, New York 10017

Chase Carey                 Executive Director and Co-Chief Operating        News Corporation
                            Officer of News Corporation; Director,
                            President and Chief Operating Officer of
                            NAI; Director and Co-Chief Operating
                            Officer of FEG; Chairman and Chief
                            Executive Officer of Fox Television;
                            President and Chief Executive Officer of

                             Page 14 of 18 Pages

                            SGN; Director of STAR TV; Director of
                            NDS Group plc("NDS"); Director of FFW;
                            Director of Gemstar; Director of
                            Gateway, Inc.; Director of  Colgate
                            University.
                            1211 Avenue of the Americas
                            New York, New York 10036

Peter Chernin               Executive Director, President and Chief          News Corporation
                            Operating Officer of News Corporation;
                            Director, Chairman and Chief Executive
                            Officer of NAI ; Director, President and
                            Chief Operating Officer of FEG; Director
                            of SGN; Director of Tickets.com, Inc.;
                            Director of E*TRADE Group, Inc.
                            10201 West Pico Boulevard
                            Los Angeles, CA 90035

Kenneth E. Cowley/1/        Non Executive Director of News                   News Corporation
                            Corporation; Executive Director of Ansett
                            Australia Holdings Limited; Director of
                            Commonwealth Bank of Australia.
                            2 Holt Street
                            Sydney, New South Wales 2010
                            Australia

David F. DeVoe              Executive Director, Senior Executive Vice        News Corporation
                            President and Chief Financial Officer and
                            Finance Director of News Corporation;
                            Director and Senior Executive Vice
                            President of NAI; Director, Senior
                            Executive Vice President and Chief
                            Financial Officer of FEG; Director of
                            STAR TV; Director of BSkyB; Director
                            and Acting Chief Financial Officer of
                            SGN; Director of NDS.
                            1211 Avenue of the Americas
                            New York, New York 10036

__________________________

/1/  Citizen of Australia

                              Page 15 of 18 Pages

Roderick I. Eddington/2/    Non Executive Director of News                    British Airways
                            Corporation; Chief Executive of British
                            Airways plc ("British Airways")
                            c/o 2 Holt Street
                            Sydney, New South Wales 2010
                            Australia

Aatos Erkko/3/              Non Executive Director of News                        Sanoma
                            Corporation; Chairman of Sanoma WSOY
                            Corporation ("Sanoma"), a privately owned
                            media company in Finland.
                            P.O. Box 144
                            SF00101 Helsinki, Finland

Andrew S.B. Knight/4/       Non Executive Director of News                   News Corporation
                            Corporation;
                            c/o News International plc
                            1 Virginia Street
                            London E1 9XN England

Lachlan K. Murdoch          Executive Director and Senior Executive          News Corporation
                            Vice President of News Corporation;
                            Chairman and Director of Queensland Press
                            Limited; Director, Chairman, and Chief
                            Executive of News Limited; Director of
                            SGN; Deputy Chairman of STAR TV;
                            Director of Beijing PDN Xinren
                            Information Technology Company Ltd;
                            Director of FOXTEL Management Pty
                            Ltd.; Director of One.Tel Limited;
                            Director of OmniSky Corporation
                            1211 Avenue of the Americas
                            New York, New York 10036

______________________________

/2/  Citizen of Australia

/3/  Citizen of Finland

/4/  Citizen of United Kingdom

                              Page 16 of 18 Pages

James R. Murdoch            Executive Vice President of News                      STAR TV
                            Corporation; Director of SGN; Director,
                            Chairman and Chief Executive Officer of
                            Star TV; Director of NDS; Director of
                            YankeeNets L.L.C.; Chairman of
                            Rawkus Entertainment LLP;
                            8th Floor, One Harbourfront
                            18 Tak Fung Street
                            Hunghom, Kowloon, Hong Kong

Thomas J. Perkins           Non Executive Director of News                    Kleiner Perkins
                            Corporation; Senior Partner at Kleiner
                            Perkins Caufield & Byers ("Kleiner
                            Perkins"); Director of Compaq Computer
                            Corporation;
                            4 Embarcadero Center
                            Suite 3520
                            San Francisco, CA 94111

Bert C. Roberts, Jr.        Non Executive Director of News                          MCI
                            Corporation; Chairman of MCI Worldcom,
                            Inc. ("MCI");
                            1801 Pennsylvania Avenue, N.W.
                            Washington, D.C. 20006

Stanley S. Shuman           Non Executive Director of News                 Allen & Company
                            Corporation; Executive Vice President and
                            Managing Director of Allen & Company
                            Incorporated ("Allen & Company");
                            Director of NAI; Director of Bayou Steel
                            Corporation; Director of Six Flags, Inc.;
                            Director of Western Multiplex Corporation;
                            711 Fifth Avenue
                            New York, New York 10176

                              Page 17 of 18 Pages

Arthur M. Siskind           Executive Director, Senior Executive Vice      News Corporation
                            President and Group General Counsel of
                            News Corporation; Director of BSkyB;
                            Director and Senior Executive Vice
                            President of NAI; Director, Senior
                            Executive Vice President and General
                            Counsel of FEG; Director of STAR TV;
                            Director and Senior Executive Vice
                            President of SGN; Director of NDS;
                            1211 Avenue of the Americas
                            New York, New York 10036


                              Page 18 of 18 Pages